Exhibit 99.1

Fuwei Films Announces Second Quarter and First

Half 2018 Unaudited Financial Results

-Teleconference to be held on Friday, August 24, 2018 at 9:00 am EDT-

BEIJING, August 23, 2018 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the three-month and six-month periods ended June 30, 2018.

Second Quarter 2018 Financial Highlights

●	Net sales during the second quarter ended June 30, 2018 increased to RMB79.6 million or US$12.0 million from RMB70.1 million last year;

●	Sales of specialty films were RMB30.7 million or US$4.6 million or 38.6% of our total revenues;

●	Overseas sales were RMB16.6 million or US$2.5 million;

●	Our gross profit grew to RMB6.8 million or US$1.0 million from RMB5.0 million last year; gross margin was 8.5% compared to 7.2% last year.

First Six Months 2018 Financial Highlights

●	Net sales during the first six months ended June 30, 2018 were RMB156.5 million or US$23.7 million from RMB138.0 million last year;

●	Sales of specialty films were RMB63.7 million or US$9.6 million or 40.7% of our total revenues;

●	Overseas sales were RMB27.6 million or US$4.2 million;

●	Our gross profit grew to RMB16.3 million or US$2.5 million from RMB8.8 million last year; gross margin was 8.5% compared to 6.4% last year.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “Our second quarter results reflect the intense competition as a result of excess capacity in the BOPET industry. In spite of this, I am pleased to share that our differentiated product strategy is showing results and sales of specialty films continued to grow. Riding on this positive momentum, we will work toward expanding our customer base through introducing innovative products and exploring overseas markets. We believe that capturing opportunities in new and emerging markets will help strengthen our competitive position.”

Financial Results for the Three Months Ended June 30, 2018

Net sales during the second quarter were RMB79.6 million (US$12.0 million), compared to RMB70.1 million during the same period in 2017, representing an increase of RMB9.5 million or 13.6%. The increase of average sales price caused an increase of RMB8.1 million and the sales volume increase caused an increase of RMB1.4 million.

In the second quarter of 2018, sales of specialty films were RMB30.7 million (US$4.6 million) or 38.6% of our total revenues as compared to RMB25.6 million or 36.5% in the same period of 2017, which was an increase of RMB5.1 million, or 19.9% as compared to the same period in 2017. The increase of average sales price caused an increase of RMB0.3 million and the increase in the sales volume caused an increase of RMB4.8 million. The increase was largely attributable to the increase in sales volume.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended June 30, 2018		% of Total	Three-Month Period Ended June 30, 2017	% of Total
	RMB	US$		RMB
Stamping and transfer film	29,428	4,446	37.0%	26,378	37.7%
Printing film	11,713	1,770	14.7%	5,289	7.5%
Metallization film	622	94	0.8%	2,483	3.5%
Specialty film	30,748	4,647	38.6%	25,568	36.5%
Base film for other application	7,088	1,072	8.9%	10,347	14.8%

	79,599	12,029	100.0%	70,066	100.0%

Overseas sales were RMB16.6 million or US$2.5 million, or 20.9% of total revenues, compared with RMB15.8 million or 22.5% of total revenues in the second quarter of 2017. The increase of average sales price caused an increase of RMB1.4 million and the decrease in sales volume resulted in a decrease of RMB0.8 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2018		% of Total	Three-Month Period Ended June 30, 2017	% of Total
	RMB	US$		RMB
Sales in China	62,994	9,520	79.1%	54,277	77.5%
Sales in other countries	16,605	2,509	20.9%	15,789	22.5%

	79,599	12,029	100.0%	70,066	100.0%

Our gross profit was RMB6.8 million (US$1.0 million) for the second quarter, representing a gross profit rate of 8.5%, as compared to a gross profit rate of 7.2% for the same period in 2017. Correspondingly, gross profit rate increased by 1.3 percentage point compared to the same period in 2017. Our average product sales prices increased by 11.3% compared to the same period last year while the average cost of goods sold increased by 9.7% compared to the same period last year. Consequently, the amount of increase in average cost of goods sold was lower than that in average product sales prices during the second quarter ended June 30, 2018 compared with the same period in 2017, which resulted in an increase in our gross profit.

Operating expenses for the second quarter were RMB13.3 million (US$2.0 million), compared to RMB14.2 million for the same period in 2017.

Net loss attributable to the Company during the second quarter was RMB8.7 million (US$1.3 million) compared to net loss attributable to the Company of RMB11.6 million during the same period in 2017, representing a decrease of RMB2.9 million for the same period in 2017.

Financial Results for the Six Months Ended June 30, 2018

Net sales during the first six months were RMB156.5 million (US$23.7 million), compared to RMB138.0 million in the same period in 2017, representing an increase of RMB18.5 million or 13.4%. The increase in average sales price caused an increase of RMB17.1 million and the increase in the sales volume caused an increase of RMB1.4 million.

In the first six months, sales of specialty films were RMB63.7 million (US$9.6 million) or 40.7% of our total revenues as compared to RMB47.3 million or 34.3% in the same period of 2017, which was an increase of RMB16.4 million, or 34.7% as compared to the same period in 2017. The increase was mainly due to the increase of sales volume.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2018		% of Total	Six-Month Period Ended June 30, 2017	% of Total
	RMB	US$		RMB
Stamping and transfer film	60,281	9,110	38.6%	53,450	38.7%
Printing film	17,581	2,657	11.2%	11,559	8.4%
Metallization film	1,795	271	1.1%	5,101	3.7%
Specialty film	63,695	9,626	40.7%	47,330	34.3%
Base film for other application	13,174	1,991	8.4%	20,570	14.9%

	156,526	23,655	100.0%	138,010	100.0%

Overseas sales during the first six months were RMB27.6 million or US$4.2 million, or 17.6% of total revenues, compared with RMB29.0 million or 21.0% of total revenues in the same period in 2017. This was RMB1.4 million lower than the same period in 2017. The decrease in sales volume resulted in a decrease of RMB3.6 million and the increase in average sales price caused an increase of RMB2.2 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2018		% of Total	Six-Month Period Ended June 30, 2017	% of Total
	RMB	US$		RMB
Sales in China	128,922	19,483	82.4%	109,008	79.0%
Sales in other countries	27,604	4,172	17.6%	29,002	21.0%

	156,526	23,655	100.0%	138,010	100.0%

Our gross margin was RMB16.3 million (US$2.5 million) for the first six months, representing a gross margin rate of 10.4%, as compared to a gross margin rate of 6.4% for the same period in 2017. Correspondingly, gross margin rate increased by 4.0 percentage points. Our average product sales prices increased by 12.3% compared to the same period last year while the average cost of goods sold increased by 7.4% compared to the same period last year. Consequently, the amount of increase in average product sales prices was higher than that in cost of goods sold during the six months ended June 30, 2018 compared with the same period in 2017, which resulted in an increase in our gross margin.

Operating expenses for the first six months were RMB29.2 million (US$4.4 million), compared to RMB28.0 million in the same period in 2017, which was RMB1.2 million or 4.3% higher than the same period in 2017. This increase was mainly due to increased expenses on R&D.

Net loss attributable to the Company during the first six months was RMB16.9 million (US$2.5 million) compared to net loss attributable to the Company of RMB23.8 million during the same period in 2017, representing a decrease of RMB6.9 million from the same period in 2017 due to the factors described above.

Cash, cash equivalent and restricted cash totaled RMB62.9 million or US$9.5 million as of June 30, 2018. Total shareholders’ equity was RMB202.1 million or US$30.5 million.

As of June 30, 2018, the Company had 3,265,837 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Friday, August 24, 2018, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following reply ID: 37084. The replay will be available until September 24, 2018, at 09:00 a.m. EDT.

About Fuwei Films

Fuwei Films develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, also known as BOPET film. Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Mr. Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

(amounts in thousands except share and per share value)

(Unaudited)

	June 30, 2018		December 31, 2017
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	24,861	3,757	12,963
Restricted cash	37,990	5,741	56,501
Accounts and bills receivable, net	18,653	2,819	20,123
Inventories	17,560	2,654	24,578
Advance to suppliers	5,254	794	3,898
Prepayments and other receivables	1,294	196	1,404
Deferred tax assets - current	1,277	193	1,288
Total current assets	106,889	16,154	120,755

Property, plant and equipment, net	348,807	52,713	371,058
Construction in progress	2,478	374	366
Lease prepayments, net	16,563	2,503	16,830
Advance to suppliers - long term, net	1,542	233	1,570
Deferred tax assets - non current	6,831	1,032	6,901

Total assets	483,110	73,009	517,480

Current liabilities
Short-term borrowings	65,000	9,823	50,000
Due to related parties	112,914	17,064	151,074
Accounts payables	22,934	3,466	17,470
Notes payable	67,980	10,273	67,900
Advance from customers	3,258	492	1,976
	6,292	951	5,268
Total current liabilities	278,378	42,069	293,688

Deferred tax liabilities	2,646	400	2,763

Total liabilities	281,024	42,469	296,451

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	2,013	13,323
Additional paid-in capital	311,907	47,137	311,907
Statutory reserve	37,441	5,658	37,441
Accumulated deficit	(161,374)	(24,387)	(144,508)
Cumulative translation adjustment	789	119	2,866
Total shareholders’ equity	202,086	30,540	221,029
Total equity	202,086	30,540	221,029
Total liabilities and equity	483,110	73,009	517,480

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	2018		2017	2018		2017
	RMB	US$	RMB	RMB	US$	RMB
Net sales	79,599	12,029	70,066	156,526	23,655	138,010
Cost of sales	72,803	11,002	65,041	140,239	21,193	129,228

Gross margin	6,796	1,027	5,025	16,287	2,462	8,782

Operating expenses
Selling expenses	3,395	513	3,701	6,365	962	7,207
Administrative expenses	9,916	1,499	10,486	22,792	3,444	20,752
Total operating expenses	13,311	2,012	14,187	29,157	4,406	27,959

Operating loss	(6,515)	(985)	(9,162)	(12,870)	(1,944)	(19,177)

Other income (expense)
- Interest income	10	1	217	383	58	503
- Interest expense	(2,257)	(341)	(2,407)	(4,458)	(674)	(4,853)
- Others income (expense), net	282	43	(342)	45	7	(389)
Total other expenses	(1,965)	(297)	(2,532)	(4,030)	(609)	(4,739)

Loss before provision for income taxes	(8,480)	(1,282)	(11,694)	(16,900)	(2,553)	(23,916)
Income tax benefit (expense)	(176)	(27)	49	34	5	114

Net loss	(8,656)	(1,309)	(11,645)	(16,866)	(2,548)	(23,802)

Net (loss) income attributable to non-controlling interests	-	-	-	-	-	-
Net loss attributable to the Company	(8,656)	(1,309)	(11,645)	(16,866)	(2,548)	(23,802)
Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to non-controlling interest	-	-	-	-	-	-
- Foreign currency translation adjustments attributable to the Company	(36)	(5)	(487)	(2,077)	(314)	(211)

Comprehensive loss attributable to non-controlling interest	-	-	-	-	-	-
Comprehensive loss attributable to the Company	(8,692)	(1,314)	(12,132)	(18,943)	(2,862)	(24,013)

Loss per share, Basic and diluted	(2.65)	(0.40)	(3.57)	(5.16)	(0.78)	(7.29)
Weighted average number ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2018		2017
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(16,866)	(2,548)	(23,802)
Adjustments to reconcile net loss to net cash
used in operating activities

- Depreciation of property, plant and equipment	22,127	3,344	21,728
- Amortization of intangible assets	266	40	262
- Deferred income taxes	(36)	(5)	(114)
- Bad debt recovery	(70)	(11)	512
-Inventory provision	-	-	(57)
Changes in operating assets and liabilities
- Accounts and bills receivable	1,541	233	(98)
- Inventories	7,019	1,061	303
- Advance to suppliers	(1,356)	(205)	(30)
- Prepaid expenses and other current assets	(65)	(10)	(1,104)
- Accounts payable	5,463	825	(1,489)
- Accrued expenses and other payables	(27)	(4)	288
- Advance from customers	1,282	194	171
- Tax payable	1,216	184	3,959

Net cash provided by (used in) operating activities	20,494	3,098	529

Cash flow from investing activities
Purchases of property, plant and equipment	124	19	(447)
Restricted cash related to trade finance	18,511	2,797	43,421
Advanced to suppliers - non current	28	4	(257)
Amount change in construction in progress	(2,112)	(319)	(2,157)

Net cash provided by (used in) investing activities	16,551	2,501	40,560

Cash flow from financing activities
Principal payments of bank loans	-	-	(1,675)
Proceeds from (payment to) short-term bank loans	15,000	2,267	(10,500)
Proceeds from (payment to) related party	(38,160)	(5,767)	15,322
Change in notes payable	80	12	(40,888)

Net cash (used in) provided by financing activities	(23,080)	(3,488)	(37,741)

Effect of foreign exchange rate changes	(2,067)	(346)	(239)

Net increase in cash and cash equivalent	11,898	1,765	3,109

Cash and cash equivalent
At beginning of period	12,963	1,992	13,343
At end of period	24,861	3,757	16,452

SUPPLEMENTARY DISCLOSURE:
Interest paid	4,458	674	4,853

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,008	152	1,398